Exhibit 99.1

HUYA Inc. Provides Update on Status under Holding Foreign Companies Accountable Act

GUANGZHOU, China, May 5, 2022 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

Huya is aware that the Company has been identified by the United States Securities and Exchange Commission (the “SEC”) under the HFCAA on May 4, 2022. Huya understands such identification may result from its filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.

Huya understands the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board (the “PCAOB”), to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, a company will be delisted from a U.S. stock exchange only if the company has been identified by the SEC for three consecutive years due to the PCAOB’s inability to inspect auditor’s working paper.

Huya has been actively exploring possible solutions. The Company will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on the New York Stock Exchange.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

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